

Mail Stop 6010

July 18, 2008

VIA U.S. MAIL and FACSIMILE (703) 647-6009

Kirk Hanson
Chief Financial Officer
Fortified Holdings Corp.
125 Elm Street
New Canaan, CT 06840

> **RE:** **Fortified Holdings Corp.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-51936**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Independent Auditors' Report, page 21

1.   The financial statements of Z5 became the financial statements of the Registrant
        upon consummation of the recapitalization reverse merger. Accordingly, please
        revise the second paragraph of the auditors' report to make reference to the
        standards of the Public Company Accounting Oversight Board (United States).

Note 11, Commitments and Contingencies, page 37

2.   We refer to the discussion of the litigation with Aegis. Please respond to the
        following:
        •   Tell us when you entered into the settlement.
        •   Tell us about the "certain payments" due to Aegis from the third party,
            including (1) when those payments are expected to be received and (2) the
            basis for your conclusion. Describe any contingencies with respect to those
            payments.
        •   Tell us whether there have been any delays in receipt of the "certain
            payments" due Aegis from the third party; and, if so, the reasons for those
            delays.
        •   Tell us why you believe it is probable that the "certain payments" will be
            received.
        •   You appear to be accruing interest on the receivables from Aegis. Tell us why
            you believe the interest is recoverable. Describe the sources and timing of
            expected payment of accrued interest.
        •   Tell us why you believe there is no impairment of the receivables under the
            guidance from SFAS 114.

Controls and Procedures, page 40

3.   You disclose that management completed an evaluation of disclosure controls and
        procedures in connection with preparation of the annual report. However, we do
        not see management's conclusion on the effectiveness of disclosure controls and
        procedures. Please revise to clearly and unequivocally state whether disclosure
        controls and procedures, as defined in the Exchange Act Rule 13a-15(e), are
        effective or not effective as of the end of period covered by the annual report.

Exhibits, page 48

4.   We refer to the certifications under Item 601(b)(31) of Regulation S-B. Please
        revise these certifications to also include the introductory language of paragraph 4
        as set forth in Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions regarding these comments. Please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant